Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Announces Granting of Fast Track Status for Ceflatonin® by FDA

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (November 15, 2006). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that its investigational drug Ceflatonin® (homoharringtonine, HHT) has been awarded Fast Track status by the U.S. Food and Drug Administration (FDA). The Fast Track designation covers Ceflatonin® for the treatment of patients with chronic, accelerated and blast-phase chronic myeloid leukemia (CML) who have failed imatinib mesylate (Gleevec®) and have the T315I bcr-abl point mutation.

Under the FDA Modernization Act of 1997, the Fast Track program facilitates interactions with the FDA before and during the submission of a New Drug Application (NDA) for therapeutics being investigated as a treatment of serious or life-threatening diseases where there is an unmet medical need. The Fast Track designation will enable ChemGenex to file a New Drug Application (NDA) on a rolling basis as data becomes available. This permits the FDA to review the filing as it is received, rather than waiting for the entire document prior to commencing the review process.

“The FDA decision to award Fast Track status to Ceflatonin® was based on recent clinical data and the high unmet need for new treatments for patients failing Gleevec® and SprycelTM” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex. “As we enter the final stages of clinical development, with significant interest in our trials being conducted in both the United States and Europe, we look forward to collaborating closely with the FDA to expedite the development and approval of Ceflatonin®.”

About Ceflatonin®

Ceflatonin® (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). In Phase 2 studies, Ceflatonin® has demonstrated clinical activity in patients with CML, both as a single agent and in combination with other chemotherapeutic drugs. ChemGenex is developing Ceflatonin® for the treatment of CML, and pilot studies are underway in myelodysplastic syndrome (MDS) and in acute myeloid leukemia (AML).

Ceflatonin® has a different mechanism of action than tyrosine kinase inhibitors (TKI’s), and ongoing and proposed clinical studies will seek to determine;

1.          Efficacy in treatment of CML patients who have developed resistance to tyrosine kinase inhibitor (TKI) therapy due to development of the T315I bcr-abl kinase domain point mutation. The T315I bcr-abl mutation, which develops in some CML patients treated with TKI’s, is associated with resistance to Gleevec® and SprycelTM;

2.          Efficacy in CML patients who have failed therapy with two tyrosine kinase inhibitors, e.g., Gleevec® and SprycelTM and

ChemGenex Announces Granting of Fast Track Status for Ceflatonin® by FDA

3.           Efficacy as combination therapy with Gleevec®, for the treatment of residual disease and to prolong Gleevec® sensitivity in CML patients who have developed resistance to Gleevec®.

Ceflatonin® is not approved by the FDA as a treatment in any indication and is currently being evaluated in clinical trials for efficacy and safety for future regulatory applications.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Gleevec® is a registered trade-mark of Novartis AG.

SprycelTM is a registered trade-mark of the Bristol-Myers Squibb Company.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
USA		+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304